# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Portillo's Inc., CIK 0001871509
CUSIP: 73642K106
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0000921895-24-001846
Filed by CIK 0001559771
Persons authorized to receive notices and communications: GLENN W. WELLING, ENGAGED CAPITAL, LLC, 610 Newport Center Drive, Suite 950, Newport Beach, California (CA), 92660, 949-734-7900; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engaged Capital Flagship Master Fund, LP (CIK 0001580761): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,932,271; sole dispositive power 0; shared dispositive power 3,312,271; aggregate amount beneficially owned 3,932,271 (6.2% of the class)
- Engaged Capital Co-Invest XVII, LP (CIK 0002026762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,547,500; sole dispositive power 0; shared dispositive power 1,547,500; aggregate amount beneficially owned 1,547,500 (2.4% of the class)
- Engaged Capital LLC (CIK 0001559771): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,479,771; sole dispositive power 0; shared dispositive power 4,859,771; aggregate amount beneficially owned 5,479,771 (8.6% of the class)
- Engaged Capital Holdings, LLC (CIK 0001580769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,479,771; sole dispositive power 0; shared dispositive power 4,859,771; aggregate amount beneficially owned 5,479,771 (8.6% of the class)
- Welling Glenn W. (CIK 0001580771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,479,771; sole dispositive power 0; shared dispositive power 4,859,771; aggregate amount beneficially owned 5,479,771 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Portillo's Inc.
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 3, 2025, Engaged Capital Flagship Master delivered a letter to the Issuer nominating Charles R. Morrison and Nicole Portwood (collectively, the "Nominees") for election to the Board at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting").

Also on March 3, 2025, the Reporting Persons issued a press release (the "March 3rd Press Release") announcing the nomination of the Nominees for election to the Board at the Annual Meeting. The March 3rd Press Release highlighted the Nominees' qualifications and experience in restaurant operations and marketing, including Mr. Morrison's prior service as Chief Executive Officer of Wingstop Inc. (NASDAQ: WING), where he delivered total shareholder returns of ~760% during his tenure, and Ms. Portwood's prior role as Chief Marketing Officer of Tito's Handmade Vodka, where she helped extend Tito's beyond its local Texas roots to one of the most recognized brands in the world. The Reporting Persons are confident that the addition of the Nominees to the Board will dramatically improve the Issuer's ability to execute and close the gap with industry peers. The foregoing description of the March 3rd Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the March 3rd Press Release, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Below please find brief backgrounds of Engaged Capital Flagship Master's highly qualified Nominees.

Charles (Charlie) R. Morrison

Mr. Morrison is a leading restaurant industry executive and director with significant expertise in compounding same store sales, optimizing operations and developing high-return unit growth strategies in the restaurant space.

- Most recently served as Chief Executive Officer of And Go Concepts, LLC (d/b/a Salad and Go) ("Salad and Go"), a fast-casual restaurant chain, from April 2022 to October 2024, where he also served as a director from November 2020 to December 2024.

- Prior to that, served as President and Chief Executive Officer of Wingstop Inc. (NASDAQ: WING), an American restaurant chain, from 2012 to March 2022, where he also served as a director and then as Chairman from 2017 until his resignation.

- Earlier in his career, served as President and Chief Executive Officer of Pizza Inn Inc. (formerly NASDAQ: PZZI) (n/k/a Rave Restaurant Group, Inc. (NASDAQ: RAVE)), a publicly traded international pizza chain, from 2007 to 2012.

Nicole Portwood

Ms. Portwood is an experienced marketing executive with significant expertise in leading growth and brand transformation at well-known, global brands.

- Most recently served as Chief Marketing Officer of Salad and Go, a fast-casual restaurant chain, from October 2023 to February 2025, where she also served as a director from February 2023 to October 2023.

- Previously served as the General Manager of House of Delola, LLC, a ready-to-drink cocktail brand developed by Jennifer Lopez, from June 2022 to September 2023, as well as Chief Brand Officer at Live Nation Entertainment, Inc. (NYSE: LYV), an American multinational entertainment company, from June 2021 to June 2022.

- Prior to that, served as Vice President of Marketing - Mountain Dew, Energy & Flavors at PepsiCo, Inc. (NASDAQ: PEP) from September 2018 to June 2021, and as Vice President and Chief Marketing Officer of Tito's Handmade Vodka at Fifth Generation, Inc. from 2010 to 2018, where she helped extend Tito's beyond its local Texas roots to one of the most recognized brands in the world.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 3, 2025, the Reporting Persons and the Nominees entered into a Joint Filing and Solicitation Agreement (the "JFSA") pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (ii) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of the Reporting Persons), (iii) each of the Nominees agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of the Reporting Persons and (iv) the Reporting Persons agreed to bear all approved expenses incurred in connection with the group's activities. The foregoing description of the JFSA does not purport to be complete and is qualified in its entirety by reference to the full text of the JFSA, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Each of the Nominees has granted Mr. Welling a power of attorney (the "Powers of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting. A form of the Powers of Attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Engaged Capital Flagship Master has signed indemnification letter agreements (the "Indemnification Agreements") with the Nominees pursuant to which Engaged Capital Flagship Master agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. The Indemnification Agreements do not extend to any potential claims made against the Nominees in their respective capacities as directors, if elected. A form of the Indemnification Agreements is attached hereto as Exhibit 99.4 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - March 3rd Press Release.

99.2 - Joint Filing and Solicitation Agreement, dated March 3, 2025.

99.3 - Form of Power of Attorney.

99.4 - Form of Indemnification Agreement.

## Signatures
- Engaged Capital Flagship Master Fund, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (03/03/2025)
- Engaged Capital Co-Invest XVII, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (03/03/2025)
- Engaged Capital LLC: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer (03/03/2025)
- Engaged Capital Holdings, LLC: /s/ Glenn W. Welling, Glenn W. Welling, Sole Member (03/03/2025)
- Welling Glenn W.: /s/ Glenn W. Welling, Glenn W. Welling (03/03/2025)